Exhibit 2

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of 31 December 2019 Koninklijke Philips N.V. (“Philips,” the “Company,” “we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares - par value Euro (EUR) 0.20 per share	PHG	New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in Philips’ annual report on Form 20-F for the fiscal year ended 30 June 2019.

COMMON SHARES

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by the Articles of Association, as amended from time to time.

A copy of the Articles of Association is filed as an exhibit to Philips’ annual report on Form 20-F for the fiscal year ended December 31, 2019, as Exhibit 1.1.

General

The authorized capital of Philips is 800,000,000 euros comprised of 2,000,000,000 common shares of 0.20 euro each, and 2,000,000,000 preference shares of 0.20 euro each. The authorized capital may be increased by a shareholders’ resolution approved by the Supervisory Board and subsequent amendment to the Articles of Association.

The common shares are held in bearer form (through the system of Euroclear Nederland) and in registered form. Holders of shares of New York Registry hold their common shares in registered form.

Dividend rights

A dividend will first be declared on preference shares out of net income. The Board of Management has the power to determine what portion of the net income shall be retained by way of reserve, subject to the approval of the Supervisory Board. The remainder of the net income, after reservations made, shall be available for distribution to holders of common shares subject to shareholder approval after year-end.

Dividends shall be made payable not later than the date determined by the Board of Management. Rights of payments of distributions in cash shall lapse if such distributions are not claimed within five years following the day after the date on which they were made available. In case of a distribution in shares, any shares not claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. These persons are entitled only to the net proceeds in cash of such a sale. This entitlement will be forfeited if the proceeds are not claimed within five years following the day after the date on which the distribution in shares was made payable.

Voting rights

Each common share and each preference share confers the right to cast one vote at the general meeting of shareholders. No votes may be cast at a general meeting of shareholders on shares held by us or our subsidiaries. All common shares vote together on all voting matters presented at a general meeting of shareholders.

The Articles of Association provide that there are no quorum requirements to hold a general meeting of shareholders and, unless specified otherwise in the Articles of Association, resolutions of the general meeting of shareholders shall be adopted by a simple majority of votes. Certain shareholder actions and certain resolutions may require a quorum.

Supervisory Board

Members of our Supervisory Board are appointed by the general meeting of shareholders upon a binding nomination made by our Supervisory Board. The Supervisory Board must nominate at least one person or as many as the law requires for each vacancy to be filled on the Supervisory Board and the appointment must be made from among the persons so nominated. The list of such nominations shall be published on the Company’s website and deposited for shareholder inspection at the offices of the Company.

The general meeting of shareholders may deprive the binding character of the binding nominations for appointment to the Supervisory Board made by our Supervisory Board, if a resolution is passed by a simple majority of the votes cast which majority represents at least one-third of the issued share capital. In that event, a new binding nomination shall be submitted to a subsequent general meeting of shareholders in accordance with the provisions described above. If the second nomination is also rejected in the manner provided for above, the general meeting of shareholders shall be free to appoint a member to the Supervisory Board. If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to above of its binding character, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the share capital represented by such majority.

The general meeting of shareholders may also suspend or dismiss any member of the Supervisory Board at any time by a simple majority of the votes cast at a meeting at which at least one-third of the issued share capital is represented (although no quorum is required if suspension or dismissal is proposed by the Supervisory Board).

Board of Management

The Company has a Board of Management. Members of our Board of Management are appointed by the general meeting of shareholders upon a binding nomination made by our Supervisory Board after consultation with the CEO. The Supervisory Board must nominate at least one person or as many as the law requires for each vacancy to be filled on the Board of Management and the election must be made from among the persons so nominated. The list of such nominations shall be published on the Company’s website and deposited for shareholder inspection at the offices of the Company.

The general meeting of shareholders may deprive the binding character of the binding nominations for appointment to the Board of Management made by our Supervisory Board, if a resolution is passed by a simple majority of the votes cast and which majority represents at least one-third of the issued share capital. In that event, a new binding nomination shall be submitted to a subsequent general meeting of shareholders in accordance with the provisions described above. If the second nomination is also rejected in the manner provided for above, the general meeting of shareholders shall be free to appoint a member to the Board of Management. If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to above of its binding character, but such majority does not represent at least one-third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the share capital represented by such majority.

Liquidation rights

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses are to be distributed in the following order of priority: to the holders of preference shares, the amount paid thereon and the remainder to the holders of the common shares.

Issue of shares and pre-emption rights

Our Board of Management may issue shares if and insofar as the Board of Management has been designated by the general meeting of shareholders as the authorized body for this purpose, subject to the approval of our Supervisory Board. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, our Board of Management has been designated as the authorized body to issue shares up to and including November 8, 2020. The Board of Management must obtain the approval of the Supervisory Board to issue shares. If the Board of Management has not been designated, the general meeting of shareholders has the power to authorize the issuance of shares, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board.

Shareholders have a pro rata pre-emption right to any common share issuance unless the right is restricted or excluded. If designated by the general meeting of shareholders, the Board of Management has the power to restrict or exclude the pre-emption rights. A designation of the Board of Management will be effective for a specified period of up to five years and may be renewed. Currently, our Board of Management has been granted the power to restrict or exclude the pre-emption rights accruing to shareholders up to and including November 8, 2020. If the Board of Management has not been designated, the general meeting of shareholders has the power to restrict or exclude such rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the general meeting of shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

The foregoing provisions also apply to the issuance of rights to subscribe for shares. The authorization to issue shares or grant rights to acquire shares in the Company as well as to restrict or exclude the pre-emption right accruing to shareholders is limited to a maximum of 10% of the number of shares issued as of May 9, 2019.

Repurchase of common shares

We may repurchase our own shares subject to certain financial tests, but shares held in treasury may not be voted or counted for quorum purposes. Any purchases by us are subject to the approval of the Supervisory Board and the authorization from the general meeting of shareholders. Our Board of Management may be authorized by the general meeting of shareholders to repurchase our own shares for a specified period of up to eighteen months, which authorization may be renewed. Currently, our Board of Management is authorized to repurchase shares with the approval of the Supervisory Board up to and including November 8, 2020.

Amendments to the Articles of Association

Resolutions to amend our Articles of Association must be approved by the general meeting of shareholders. Resolutions to this effect proposed by shareholders must be approved by at least a three-fourths majority of the votes cast at a general meeting of shareholders at which more than half of the issued share capital is represented or, if the requisite capital is not represented, by a three-fourths majority of the votes cast at a new meeting held within eight weeks. If the resolution is proposed by the Board of Management, the adoption needs an absolute majority of votes and no quorum requirement applies to the meeting. All resolutions to amend the Articles of Association must also be approved by the Supervisory Board. Resolutions to amend the Articles of Association will not be valid unless the full text of such proposals has been deposited for inspection by shareholders at the office of the Company from the day on which the notice convening the general meeting of shareholders is delivered until the close of that meeting.

Limitations on right to hold or vote common shares

There are no limitations imposed by Dutch law or by our Articles of Association on the right of non-Dutch resident owners to hold or vote the common shares.

Change of control provisions in articles of association

No preference shares have been issued as of December 31, 2019. However, the Stichting Preferente Aandelen Philips (the “Foundation”), a foundation established under Dutch law, has been granted the right to acquire preference shares in our capital should a third party ever seem likely to gain (de facto) a controlling interest in the Company. The Foundation may exercise this right for as many preference shares as there are common shares in the Company outstanding at that time. The object of the Foundation is to represent the interests of the Company, the enterprises maintained by the Company and its affiliated companies within the Philips group, such that the interests of the Company, those enterprises and all parties involved with them are safeguarded as effectively as possible, and that they are afforded maximum protection against influences which, in conflict with those interests, may undermine the autonomy and identity of the Company and those enterprises, and also to do anything related to the above ends or conducive to them.

The Foundation has the right to file a petition with the Enterprise Chamber of the Amsterdam Court of Appeal to commence an inquiry procedure within the meaning of section 2:344 Dutch Civil Code.

Disclosure of interests in common shares

The Dutch Act on Financial Supervision imposes an obligation on persons holding certain interests to disclose (inter alia) percentage holdings in the capital and/or voting rights in the Company when such holdings reach, exceed or fall below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent (as a result of an acquisition or disposal by a person, or as a result of a change in the company’s total number of voting rights or capital issued). Certain derivatives (settled in kind or in cash) are also taken into account when calculating the capital interest. The statutory obligation to disclose capital interest relates not only to gross long positions, but also to gross short positions. Required disclosures must be made to the Dutch Authority for the Financial Markets (AFM) without delay. The AFM then notifies the Company of such disclosures and includes them in a register which is published on the AFM’s website. Furthermore, an obligation to disclose (net) short positions is set out in the EU Regulation on Short Selling.

Shareholder rights

Shareholders have voting rights and are entitled to one vote per share on all matters submitted to voting at the general meeting of shareholders. One or more shareholders who solely or jointly represent at least 1% of the issued share capital or hold shares which represent at least fifty million euro according to the Official List of Euronext Amsterdam may request to include items on the agenda of a general meeting of shareholders. One or more Shareholders who solely or jointly represent 10% of the issued share capital may request the Board of Management and Supervisory Board to convene a General Meeting. See also under "Dividend rights" and "Liquidation rights".

Shareholders may inspect the annual accounts, management report, audit statement and other additional information of the Company as prescribed by Dutch law at the Company's office from the day of the notice convening the Annual General Meeting at which these documents are to be considered.

Common share certificates and transfer

The common shares are either in registered or in bearer form. Holders of registered common shares will be entered in our shareholders’ register. The common shares quoted on the New York Stock Exchange are available in registered form only. Our shareholders’ register is maintained partly in New York, New York, known as the New York Registry, by Deutsche Bank Trust Company Americas, our transfer agent and registrar, and partly in The Netherlands, known as the Eindhoven Registry, by or on behalf of us. At the request of a registered shareholder, we will, without fee, issue a non-negotiable extract from the shareholders’ register in the name of the holder unless a certificate has been issued for the holder’s registered common share. A deed of transfer, together with our acknowledgment in writing, is required to transfer registered shares.

The common shares listed on the stock market of the Amsterdam Exchange are common shares in bearer form embodied in a global note, which is lodged with Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., the Dutch clearing house known as NECIGEF, for safe-keeping on behalf of the parties entitled to such common shares. The common shares in bearer form can only be transferred through the securities transfer system of NECIGEF.

Persons who are not DTC participants may beneficially own common shares registered in the New York Registry in the name of DTC only through direct or indirect participants in DTC. So long as Cede & Co., as the nominee of DTC, is the registered owner of common shares traded on the NYSE, Cede & Co. for all purposes will be considered the shareholder of such shares. Accordingly, any person owning a beneficial interest in common shares traded on the NYSE must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a shareholder. We understand that, under existing industry practice, in the event that an owner of a beneficial interest in common shares traded on the NYSE desires to take any action that Cede & Co., as the shareholder, is entitled to take, Cede & Co. would authorize the participants to take such action, and the participants would authorize beneficial owners holding interest through such participants to take such action or would otherwise act upon the instructions of beneficial owners holding interests through them.

Common shares traded on the NYSE may be transferred on our books at the office of our transfer agent and registrar. Certificates representing common shares traded on the NYSE may be exchanged at such office for certificates representing common shares traded on the NYSE of other denominations, provided, however, that such certificates are available only in such denominations as our Board of Management determines. Under Dutch law, the transfer of our registered shares requires a written instrument of transfer and written acknowledgment by the issuer of such transfer.